wolfson® microelectronics

RECEIVED
2006 SEP -5 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

August 28th, 2006

[redacted]

06016501

SUPPL

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

dlw 9/5

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between July 27th and August 25th 2006 (inclusive)

- Section 198 notifications (announcements regarding notifiable interests in the Company)
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (J Reid exercise of options and sale of shares)
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes exercise of options and sale of shares)
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (AD Milne exercise of options and sale of shares)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons (A Banham grant of share options)
- Directorate announcement

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) (returns of allotments of shares on exercise of share options)
- Form 288b – termination of appointment as director (J Reid)

3. Documents submitted to the Financial Services Authority

- Interim results for half year ended 2 July 2006

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate
Released	11:31 25-Aug-06
Number	1180I

25 August 2006

Wolfson Microelectronics plc

Directorate

Further to the announcement of 26 July 2006, Wolfson Microelectronics plc ("the Company"), a leading supplier of mixed-signal semiconductors for digital consumer electronic products, announces that Jim Reid stepped down as a Director of the Company with effect from 24 August 2006.

Enquiries:

Wolfson Microelectronics	
David Milne, CEO George Elliott, CFO	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7929 8989

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:35 25-Aug-06
Number	1259I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALISTAIR BANHAM

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

24th AUGUST 2006

18. Period during which or date on which it can be exercised

25% EXERCISABLE ON FIRST ANNIVERSARY OF DATE OF GRANT; A FURTHER OF THE NUMBER OF ORDINARY SHARES UNDER OPTION ON THE FIRST DAY OF EACH OF THE 36 MONTHS NEXT FOLLOWING THE FIRST ANNIVERSARY OF THE DATE OF GRANT.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.1 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£4.555

22. Total number of shares or debentures over which options held following notification

150,000

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

Date of notification : 25th August 2006

END

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Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	16:58 23-Aug-06
Number	0356I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

   ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

500,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.43%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£0.75 PER SHARE

14. Date and place of transaction

100,607 ON 22 AUGUST 2006 AND 399,393 ON 23 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,792,787 ORDINARY SHARES REPRESENTING 3.29% OF ISSUED SHARE CAPITAL (OF WHICH 34,664 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

23 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following

questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

Date of notification : 23rd August 2006

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	16:58 23-Aug-06
Number	0361I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

   ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

   NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

500,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.43%

13. Price per share or value of transaction

28,900 AT £4.70 PER SHARE; 71,707 AT £4.65 PER SHARE; 399,393 AT £4.555 PER SHARE

14. Date and place of transaction

100,607 SOLD 22nd AUGUST 2006, LONDON; 399,393 SOLD 23rd AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,292,787 ORDINARY SHARES REPRESENTING 2.86% OF ISSUED SHARE CAPITAL (OF WHICH 34,664 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

23rd AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification	Date of notification :
Fiona Murdoch, Company Secretary ______________________________	**23rd August 2006**

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	17:01 23-Aug-06
Number	0365I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

   JULIAN HAYES

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

   NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3

ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

11,100

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.009%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£0.40 PER SHARE

14. Date and place of transaction

22 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

118,900 ORDINARY SHARES REPRESENTING 0.1% OF ISSUED SHARE CAPITAL (OF WHICH 17,800 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

22 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer*, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

Date of notification : 23rd August 2006

END

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Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	17:04 23-Aug-06
Number	03691

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

JULIAN HAYES

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

11,100

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.009%

13. Price per share or value of transaction

£4.70 PER SHARE

14. Date and place of transaction

22nd AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

107,800 ORDINARY SHARES REPRESENTING 0.09% OF ISSUED SHARE CAPITAL (OF WHICH 17,800 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

22 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification	Date of notification :
Fiona Murdoch, Company Secretary ______________________________	**23rd August 2006**

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	17:09 21-Aug-06
Number	9254H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

   JAMES ROBERT CRAIG REID

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

350,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.3%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£0.75 PER SHARE

14. Date and place of transaction

18 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,783,721 ORDINARY SHARES REPRESENTING 1.55% OF ISSUED SHARE CAPITAL (OF WHICH 23,421 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

21 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following

questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

Date of notification : 21st August 2006

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	17:12 21-Aug-06
Number	9261H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

JAMES ROBERT CRAIG REID

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3

ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

350,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.3%

13. Price per share or value of transaction

330,000 AT £4.71 PER SHARE; 20,000 AT £4.725 PER SHARE

14. Date and place of transaction

330,000 SOLD 18th AUGUST 2006, LONDON; 20,000 SOLD 21st AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,433,721 ORDINARY SHARES REPRESENTING 1.25% OF ISSUED SHARE CAPITAL (OF WHICH 23,421 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

21st AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification	Date of notification :
Fiona Murdoch, Company Secretary ____________________	**21st August 2006**

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:23 18-Aug-06
Number	8638H

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
18 August 2006

Section 198 Notification

The Company on 17 August 2006, received notice pursuant to sections 198 of the Companies Act 1985, that on 15 August 2006 Credit Suisse Securities (Europe) Limited no longer had a notifiable interest in the Company's ordinary share capital.

END

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:13 08-Aug-06
Number	4077H

RNS Number:4077H
Wolfson Microelectronics PLC
08 August 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

8 August 2006

Wolfson Microelectronics plc (the "Company")

Section 198 Notification

The Company was notified on 4 August 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Pension Management ('FPM'), Fidelity Investments Japan (FIJ) and Fidelity Investments International ('FII')), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 8,092,547 ordinary shares in the Company ('Shares'), representing 7.08% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JP Morgan, Bournemouth	FPM	40,150
Northern Trust London	FPM	247,700
Mellon Bank	FPM	58,200
JP Morgan, Bournemouth	FPM	51,400
Bank of New York Brussels	FPM	20,800
State Str Bk and Tr Co Ldn	FPM	20,500
Brown Bros Harriman and Co	FMTC	53,000
State Str Bk and Tr Co	FMTC	48,440
JPMorgan Chase Bank	FMTC	40,400
Brown Bros Harriman and Co	FMRCO	4,735,000
JPMorgan Chase Bank	FMRCO	1,042,300
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	617,257
JP Morgan, Bournemouth	FIL	226,300
Brown Bros Harrimn Ltd Lux	FIL	191,200
State Str Bk and Tr Co Ldn	FIL	75,700
National Astl Bk Melbourne	FIL	74,200

Total Ordinary Shares	8,092,547

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:24 01-Aug-06
Number	0421H

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
1st August 2006

Section 198 Notification

The Company was notified on 31st July 2006 by Credit Suisse Securities (Europe) Limited ("CSSEL") pursuant to section 198 of the Companies Act 1985 ("the Act") that, on 27th July 2006, CSSEL held an interest in 3,546,737 shares, representing 3.1% of the issued share capital of the Company. CSSEL held an interest in 131,600 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

Those Credit Suisse companies which are direct or indirect holdings companies of CSSEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL is interested.

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:06 01-Aug-06
Number	0708H

RNS Number:0708H
Wolfson Microelectronics PLC
01 August 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

1 August 2006

Section 198 Notification

The Company was notified on 1 August 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,901,347 ordinary shares in the Company ("Shares"), representing 6.03% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan Chase Bank	FMTC	40,150
Brown Bros Harrimn & Co	FMTC	53,000
State Street Bank and Tr Co	FMTC	48,440
JPMorgan Chase Bank	FPM	40,400
Northern Trust London	FPM	155,400
Mellon Bank	FPM	58,200
Bank of New York Brussels	FPM	20,800
Brown Bros Harrimn & Co	FMRCO	4,481,800
JP Morgan Chase Bank	FMRCO	1,042,300
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JP Morgan, Bournemouth	FISL	18,957
JP Morgan, Bournemouth	FIL	176,400
State Street Bank and Tr Co Lndn	FIL	75,700
Bank of New York Brussels	FIL	72,200
National Astl Bk Melbourne	FIL	67,600
Total Ordinary Shares		6,901,347

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	24	08	2006

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) JAMES ROBERT CRAIG

Surname REID

	Day	Month	Year
†Date of Birth	02	12	1954

RECEIVED 2006 SEP - 5 OFFICE OF THE REGISTRAR OF COMPANIES

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 25/08/06

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	08	2006	24	08	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	25,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ANTHONY MAGRATH	Class of shares allotted	Number allotted
Address: 6 MAYVILLE GARDENS, EDINBURGH	ORDINARY	25,000
UK Postcode: EH5 3DS		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [illegible signature] **Date** 25/08/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

RECEIVED
2006 SEP -5 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
	22 08 2006	23 08 2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	11,100	500,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	75 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): JULIAN HAYES Address: 18 GLENORCHY TERRACE EDINBURGH UK Postcode: EH9 2DQ	Class of shares allotted: ORDINARY	Number allotted: 11,100
Name(s): ALASTAIR DAVID MILNE Address: 18 NAPIER ROAD EDINBURGH UK Postcode: EH10 5AY	Class of shares allotted: ORDINARY	Number allotted: 500,000
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 23/08/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC089839.
Company name in full	WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	08	2006	21	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	70,000		
Nominal value of each share	0·1 PENCE.		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
	Class of shares allotted	Number allotted
Name(s): JIM REID.		
Address: 38A FOUNTAINHALL ROAD, EDINBURGH.	ORDINARY.	20,000.
UK Postcode: EH9 2LN.		
Name(s): PETER KEITH	Class of shares allotted	Number allotted
Address: 35 OXGANGS FARM GROVE, EDINBURGH	ORDINARY	50,000
UK Postcode: EH13 9PP		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22/6/06

** A ~~director~~ / secretary / administ~~rator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	08	2006	18	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	330,000.		
Nominal value of each share	0·1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) JIM REID. Address 38A FOUNTAINHALL ROAD. EDINBURGH UK Postcode EH9 2LN	Class of shares allotted: ORDINARY.	Number allotted: 330,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22/8/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Companies House
— for the record —

RECEIVED
2006 SEP -5 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	15	15
Month	08	08
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1,000		
Nominal value of each share	0.1 PENCE.		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) EDWARD LAWRDEJ. Address NO 30, LORONG TAMAN 28, TAMAN PERTAMA, IPOH PERAK, 30100, MALAYSIA. UK Postcode	Class of shares allotted: ORDINARY.	Number allotted: 1000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22/8/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	08	2006	14	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.	ORDINARY	ORDINARY.
Number allotted	75,000	624.	1248.
Nominal value of each share	0.1 PENCE.	0.1 PENCE	0.1 PENCE.
Amount (if any) paid or due on each share (including any share premium)	75 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): BRIAN McLEAN.	Class of shares allotted	Number allotted
Address: 2449 PINE VALLEY GLEN, ESCONDIDO. CA 92026 UNITED STATES.	ORDINARY	70,872.
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22/8/06

** A ~~director /~~ secretary / administrator ~~/ administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

RECEIVED
2006 SEP -5 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SCO 89839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	08	2006	15	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	135,000.		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) RICHARD MAGUIRE	Class of shares allotted	Number allotted
Address 1 WEST PARK ROAD, BRAMHALL, STOCKPORT, CHESHIRE	ORDINARY	25,000.
UK Postcode SK7 3JX		
Name(s) TIM LU	Class of shares allotted	Number allotted
Address 8F, NO.59, LANE 161, CHING YEH 3rd ROAD NEIHU DISTRICT, TAIPEI CITY 114.	ORDINARY	110,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 18/8/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2006	14	08	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	70,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	0.75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) FRANK LAVETY	Class of shares allotted	Number allotted
Address 5 KEATS PARK, BOTHWELL, LANARKSHIRE	ORDINARY	25,000
UK Postcode G71 8IG.		
Name(s) MARK IRVINE.	Class of shares allotted	Number allotted
Address 33 CRAIGMOUNT PARK, EDINBURGH.	ORDINARY	45,000
UK Postcode EH12 8EF		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 16/8/06.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2006	08	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1062.		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) NEIL BEATON. Address 11/4 ROCHEID PARK, FETTES, EDINBURGH. UK Postcode EH4 1RU.	Class of shares allotted: ORDINARY	Number allotted: 1062.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ **Date** 9/8/06.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

RECEIVED
2006 SEP -5 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	03	08	2006
To	03	08	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY.	
Number allotted	8333	416.	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE.	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) WILSON KUO.	Class of shares allotted	Number allotted
Address 5F, NO. 30, LANE 318, LONGJIANG ROAD, TAIPEI 104, TAIWAN ROC.	ORDINARY	8749.
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 4/8/06

** A ~~director~~ / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	27	07	2006
To	28	07	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	70,000.	333	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) SAM LIU Address 20F, NO. 229, SEC 3, JHONGSING RD. SINDIAN CITY, TAIPEI COUNTY, TAIWAN 231 TAIWAN ROC UK Postcode	ORDINARY	70,000
Name(s) CHRISTOPHER PULLAR Address 8 LIVINGSTONE TERRACE, REDDING, FALKIRK UK Postcode FK2 9TU	ORDINARY	333
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 3/7/06

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange